Filed pursuant to Rule 433

Registration Statement No. 333-253587

Relating to Preliminary Prospectus Supplement dated April 3, 2024

Republic of Colombia

Term Sheet

U.S.$650,000,000 8.750% Global Bonds due 2053

Issuer:	Republic of Colombia (“Republic”)

Transaction:	8.750% Global Bonds due 2053 (the “2053 Global Bonds”)

Expected Issue Ratings*:	Baa2 (stable) / BB+ (negative) / BB+ (stable) (Moody’s / S&P / Fitch)

Format:	SEC-Registered

Principal Amount:	U.S.$650,000,000

Reopening:	The 2053 Global Bonds constitute a further issuance of, and will form a single series with, the U.S.$1,250,000,000 aggregate principal amount of the Republic’s 8.750% Global Bonds due 2053 issued on November 14, 2023.

Pricing Date:	April 3, 2024

Settlement Date:	Monday, April 8, 2024 (T+3)

Maturity Date:	November 14, 2053

Interest Payment Dates:	May 14 and November 14 of each year, commencing on May 14, 2024, to the holders of record on April 30 and October 31 preceding each payment date

Benchmark Treasury:	4.750% UST due November 15, 2053

Benchmark Treasury Price and Yield:	103-30 and 4.508%

Spread to Benchmark Treasury:	+364.2 bps

Yield to Worst:	8.150%

Coupon:	8.750%

Price to Public:	106.628% of the principal amount of the 2053 Global Bonds, plus accrued interest totaling U.S.$22,750,000 from November 14, 2023, to, but not including, April 8, 2024, plus accrued interest, if any, from April 8, 2024.

Gross Proceeds (before underwriting discount and expenses) to Issuer:	U.S.$693,082,000 (excluding accrued interest)

Day Count:	30/360

Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof

Optional Redemption:

Prior to May 14, 2053 (six months prior to the Maturity Date) (the “Par Call Date”), the Republic may redeem the 2053 Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2053 Global Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2053 Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Republic may redeem the 2053 Global Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2053 Global Bonds being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Republic as described under “Description of the Bonds—Optional Redemption” in the preliminary prospectus supplement.

Listing and Trading:	Application will be made to list the 2053 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Santander US Capital Markets LLC

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312524085507/d792772d424b3.htm [sec.gov]

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme

CUSIP/ISIN:	195325EM3/US195325EM30

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at +1 (800) 503-4611 and Santander US Capital Markets LLC toll-free at +1 (855) 403-3636 (U.S. only).

No EEA or UK PRIIPs KID – No EEA or UK PRIIPs key information document (KID) has been prepared as the Securities are not available to retail investors in the EEA or the UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.